UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2020

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Atlas Corp.’s report on Form 6-K, or this Report, for the quarter ended June 30, 2020. This Report is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), and the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: August 13th, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

ATLAS CORP.
REPORT ON FORM 6-K FOR THE QUARTER ENDED JUNE 30, 2020

Unless we otherwise specify, when used in this Report, (i) the terms “Atlas”, the “Company”, “we”, “our” and “us” refer to Atlas Corp. and its subsidiaries, (ii) the term “Seaspan” refers to Seaspan Corporation and its subsidiaries and (iii) the term “APR Energy” refers to Apple Bidco Limited, its subsidiary APR Energy Ltd., and APR Energy Ltd.’s subsidiaries.

ATLAS CORP.

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ATLAS CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and par value amounts)

	June 30,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$221.8	$195.0
Accounts receivable (note 2)	107.8	18.7
Inventories	74.1	14.2
Prepaid expenses and other	29.2	17.6
Net investment in lease (note 6)	10.3	35.2
Acquisition related assets (note 2)	81.0	—
	524.2	280.7

Property, plant and equipment (note 7)	6,965.9	5,707.7
Right-of-use assets (note 8)	902.7	957.2
Net investment in lease (note 6)	424.5	723.6
Goodwill	88.5	75.3
Deferred tax assets (note 14)	17.2	—
Other assets (note 9)	303.1	172.5
	$9,226.1	$7,917.0
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$216.1	$83.4
Deferred revenue	17.2	20.3
Income tax payable (note 14)	108.1	—
Long-term debt - current (note 10)	256.8	363.7
Operating lease liabilities - current (note 11)	160.6	159.7
Other financing arrangements - current (note 12)	46.8	134.6
Other liabilities - current (note 13)	32.7	7.8
	838.3	769.5

Long-term debt (note 10)	3,289.7	2,696.9
Operating lease liabilities (note 11)	728.8	782.6
Other financing arrangements (note 12)	624.4	373.9
Deferred tax liabilities (note 14)	8.8	—
Derivative instruments (note 20c)	73.0	50.2
Other liabilities (note 13)	43.5	11.2
Total liabilities	5,606.5	4,684.3

Shareholders’ equity:
Share capital (note 15):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2019 - 150,000,000); 33,335,570 shares issued and outstanding (2019 - 33,335,570)
Common shares; $0.01 par value; 400,000,000 shares authorized (2019 - 400,000,000); 246,792,132 shares issued and outstanding (2019 - 215,675,599)	2.4	2.5
Treasury shares	—	(0.4)
Additional paid in capital	3,845.6	3,452.9
Deficit	(207.5)	(200.7)
Accumulated other comprehensive loss	(20.9)	(21.6)
	3,619.6	3,232.7
	$9,226.1	$7,917.0

Basis of presentation (note 1(a))

Commitments and contingencies (note 18)

Subsequent events (note 21)

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in millions of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue (note 4)	$363.8	$275.4	$672.2	$560.7
Operating expenses (income):
Operating expenses	67.0	55.9	126.8	113.6
Depreciation and amortization	88.5	63.4	160.7	125.9
General and administrative	19.8	6.9	30.2	15.7
Operating leases (note 11)	38.2	38.8	76.7	78.0
Income related to modification of time charters	—	—	—	(227.0)
	213.5	165.0	394.4	106.2
Operating earnings	150.3	110.4	277.8	454.5
Other expenses (income):
Interest expense	50.8	58.0	100.4	118.2
Interest income	(1.1)	(3.1)	(2.5)	(6.3)
Loss on derivative instruments (note 20(c))	7.0	14.4	31.8	15.6
Other expenses	4.8	0.8	5.5	1.1
	61.5	70.1	135.2	128.6
Earnings before income tax	88.8	40.3	142.6	325.9
Income tax expense (note 14)	6.1	0.3	8.0	0.6
Net earnings after income tax expense	$82.7	$40.0	$134.6	$325.3
Earnings per share (note 16):
Common share, basic	$0.27	$0.10	$0.43	$1.36
Common share, diluted	$0.26	$0.10	$0.41	$1.34

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net earnings	$82.7	$40.0	$134.6	$325.3
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 20(c))	0.4	0.2	0.7	0.5
Comprehensive income	$83.1	$40.2	$135.3	$325.8

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Three months ended June 30, 2020

		Number of		Non-			Accumulated
	Number of	non-puttable		puttable	Additional		other	Total
	common	preferred	Common	preferred	paid-in		comprehensive	shareholders'
	shares	shares	shares	shares	capital	Deficit	loss	Equity
Balance, March 31, 2020, carried forward	246,742,534	33,335,570	$2.1	$0.3	$3,845.8	$(242.1)	$(21.3)	$3,584.8
Net earnings	—	—	—	—	—	82.7	—	82.7
Other comprehensive income	—	—	—	—	—	—	0.4	0.4
Dividends on common shares ($0.13 per share)	—	—	—	—	—	(30.8)		(30.8)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series G - $0.51 per share; Series H - $0.49 per share; Series I - $0.50 per share)	—	—	—	—	—	(16.7)	—	(16.7)
Shares issued through dividend reinvestment program	5,854	—	—	—	0.1	—	—	0.1
Share-based compensation expense: restricted common shares, phantom share units, restricted stock units and stock options	43,744	—	—	—	1.0	—	—	1.0
Cancellation of unissued acquisition related equity	—	—	—	—	(1.3)	—	—	(1.3)
Other	—	—	—	—	—	(0.6)	—	(0.6)
Balance, June 30, 2020	246,792,132	33,335,570	$2.1	$0.3	$3,845.6	$(207.5)	$(20.9)	$3,619.6

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Three months ended June 30, 2019

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, March 31, 2019, carried forward	1,983,585	$48.5	215,507,220	33,275,570	$2.2	$0.3	$(0.4)	$3,448.9	(219.7)	$(22.3)	$3,209.0
Net earnings	—	—	—	—	—	—	—	—	40.0	—	40.0
Other comprehensive income	—	—	—	—	—	—	—	—	—	0.2	0.2
Dividends on Class A common shares ($0.13 per share)	—	—	—	—	—	—	—	—	(26.9)	—	(26.9)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series G - $0.51 per share; Series H - $0.49 per share; Series I - $0.50 per share)	—	—	—	—	—	—	—	—	(17.7)	—	(17.7)
Accretion of puttable preferred shares with holder put option	—	0.5	—	—	—	—	—	—	(0.5)	—	(0.5)
Shares issued through dividend reinvestment program	—	—	30,998	—	—	—	—	0.3	—	—	0.3
Share-based compensation expense: restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	79,776	—	—	—	—	0.8	(0.1)	—	0.7
Treasury shares	—	—	(468)	—	—	—	—	—	—	—	—
Balance, June 30, 2019	1,983,585	$49.0	215,617,526	33,275,570	$2.2	$0.3	$(0.4)	$3,450.0	$(224.9)	$(22.1)	$3,205.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Six months ended June 30, 2020

		Number of		Non-				Accumulated
	Number of	non-puttable		puttable		Additional		other	Total
	common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2019, carried forward	215,675,599	33,335,570	$2.2	$0.3	$(0.4)	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change	—	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	$2.2	$0.3	$(0.4)	$3,452.9	$(203.0)	$(21.6)	$3,230.4
Net earnings	—	—	—	—	—	—	134.6	—	134.6
Other comprehensive income	—	—	—	—	—	—	—	0.7	0.7
Common shares issued on acquisition	29,891,266	—	0.2	—	—	316.6	—	—	316.8
Common shares issued on loan settlement	775,139	—	0.1	—	—	8.2	—	—	8.3
Dividends on common shares ($0.38 per share)	—	—	—	—	—	—	(88.5)	—	(88.5)
Dividends on preferred shares (Series D -$1.49 per share; Series E - $1.55 per share; Series G - $1.54 per share; Series H - $1.48 per share; Series I - $1.50 per share)	—	—	—	—	—	—	(50.3)	—	(50.3)
Shares issued through dividend reinvestment program	13,797	—	—	—	—	0.2	—	—	0.2
Share-based compensation expense: restricted common shares, phantom share units, restricted stock units and stock options	398,553	—	—	—	—	3.2	—	—	3.2
Treasury shares	37,778	—	(0.4)	—	0.4	—	—	—	—
Unissued acquisition related equity consideration	—	—	—	—	—	65.8	—	—	65.8
Cancellation of unissued acquisition related equity	—	—	—	—	—	(1.3)	—	—	(1.3)
Other	—	—	—	—	—	—	(0.3)	—	(0.3)
Balance, June 30, 2020	246,792,132	33,335,570	$2.1	$0.3	—	$3,845.6	$(207.5)	$(20.9)	$3,619.6

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Six months ended June 30, 2019

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2018, carried forward	1,986,449	$48.1	176,835,837	33,272,706	$1.8	$0.3	$(0.4)	$3,126.5	$(645.6)	$(22.6)	$2,460.0
Impact of accounting policy change	—	—	—	—	—	—	—	—	181.1	—	181.1
Adjusted balance, December 31, 2018	1,986,449	$48.1	176,835,837	33,272,706	$1.8	$0.3	$(0.4)	$3,126.5	$(464.5)	$(22.6)	$2,641.1
Net earnings	—	—	—	—	—	—	—	—	325.3	—	325.3
Other comprehensive income	—	—	—	—	—	—	—	—	—	0.5	0.5
Warrants issued	—	—	—	—	—	—	—	71.5	—	—	71.5
Exercise of warrants	—	—	38,461,539	—	0.4	—	—	249.6	—	—	250.0
Fees and expenses in connection with issuance of 2019 Warrants	—	—	—	—	—	—	—	(0.2)	—	—	(0.2)
Dividends on Class A common shares ($0.25 per share)	—	—	—	—	—	—	—	—	(49.1)	—	(49.1)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.99 per share; Series G - $1.03 per share; Series H - $0.98 per share; Series I - $1.00 per share)	—	—	—	—	—	—	—	—	(35.4)	—	(35.4)
Accretion of puttable preferred shares with holder put option	—	1.0	—	—	—	—	—	—	(0.9)	—	(0.9)
Cancellation of put option on puttable preferred shares	(2,864)	(0.1)	—	2,864	—	—	—	0.1	—	—	0.1
Shares issued through dividend reinvestment program	—	—	64,797	—	—	—	—	0.6	—	—	0.6
Share-based compensation expense: restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	256,604	—	—	—	—	1.9	(0.3)	—	1.6
Treasury shares	—	—	(1,251)	—	—	—	—	—	—	—	—
Balance, June 30, 2019	1,983,585	$49.0	215,617,526	33,275,570	$2.2	$0.3	$(0.4)	$3,450.0	$(224.9)	$(22.1)	$3,205.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in millions of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cash from (used in):
Operating activities:
Net earnings	$82.7	$40.0	$134.6	$325.3
Items not involving cash:
Depreciation and amortization	88.5	63.4	160.7	125.9
Change in right-of-use asset	29.6	27.9	58.8	55.4
Non-cash interest expense and accretion	10.0	7.8	18.9	14.9
Unrealized change in derivative instruments	2.1	6.5	22.9	—
Amortization of acquired revenue contracts	4.2	3.8	8.1	5.8
Other	2.2	3.7	2.0	4.6
Change in operating assets and liabilities (note 17)	(60.6)	216.8	(116.6)	(32.7)
Cash from operating activities	158.7	369.9	289.4	499.2

Investing activities:
Expenditures on property, plant and equipment	(203.9)	(4.8)	(453.1)	(6.9)
Short-term investments	—	—	—	2.4
Payment on settlement of interest swap agreements	(5.3)	(10.5)	(8.1)	(17.2)
Cash and restricted cash acquired from APR Energy acquisition	—	—	50.6	—
Other assets	(12.4)	(1.5)	(50.0)	(5.1)
Cash used in investing activities	(221.6)	(16.8)	(460.6)	(26.8)

Financing activities:
Repayment of long-term debt and other refinancing arrangements	(132.7)	(945.5)	(791.3)	(1,255.3)
Issuance of long-term debt and other financing arrangements	238.2	619.0	1,036.9	619.0
Fairfax notes and warrants issued	—	—	100.0	250.0
Proceeds from exercise of warrants	—	—	—	250.0
Financing fees	(6.1)	(14.7)	(19.0)	(15.7)
Dividends on common shares	(30.8)	(26.6)	(57.7)	(48.5)
Dividends on preferred shares	(16.7)	(17.7)	(33.5)	(35.4)
Cash from (used in) financing activities	51.9	(385.5)	235.4	(235.9)
Increase (decrease) in cash and cash equivalents and restricted cash	(11.0)	(32.4)	64.2	236.5
Cash and cash equivalents and restricted cash, beginning of period	272.5	640.3	197.3	371.4
Cash and cash equivalents and restricted cash, end of period	$261.5	$607.9	$261.5	$607.9

Supplemental cash flow information (note 17)

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

Atlas Corp. (the “Company” or “Atlas”) is a Republic of the Marshall Islands corporation incorporated on October 1, 2019 for the purpose of facilitating the Reorganization (as defined below).

On November 20, 2019, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger with the Company, then a wholly owned subsidiary of Seaspan, and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan would become a direct, wholly owned subsidiary of Atlas (the “Reorganization”).

On February 27, 2020, the Reorganization was completed. Common and preferred shareholders of Seaspan (the predecessor publicly held parent company) became common and preferred shareholders of Atlas, as applicable, on a one-for-one basis, maintaining the same number of shares and ownership percentage held in Seaspan immediately prior to the Reorganization.  Atlas assumed all of Seaspan’s share purchase warrants and equity plans and will perform all relevant obligations.

The Reorganization was accounted for as a transaction among entities under common control under the pooling of interest method and represented a change in reporting entity whereby the financial information of Seaspan prior to the Reorganization was assumed by Atlas on a carry-over basis. Accordingly, the accompanying consolidated financial statements represent the consolidated historical operations and changes in consolidated financial position of Seaspan, which included the Company as a consolidated subsidiary from its incorporation on October 1, 2019 to February 27, 2020 and those of the Company thereafter, following the Reorganization.

Atlas common shares trade on the New York Stock Exchange under the ticker symbol “ATCO”.

On February 28, 2020, after the Reorganization, Atlas completed the acquisition of all the issued and outstanding common shares of Apple Bidco Limited, which owns 100% of APR Energy Ltd. (collectively “APR Energy”) (see note 2).

The outbreak of COVID-19, which was declared a pandemic by the World Health Organization, has had a negative effect on the global economy and has adversely impacted the international containership industry. Recently, there have been signs of improvements in charter rates and reductions in idle capacity. However, the situation continues to evolve and the impact of the pandemic on the industry remains unpredictable. As a result, this increases the uncertainties and the degree of judgment associated with many of the Company’s estimates and assumptions. As events develop and additional information becomes available, the Company’s estimates may change in future periods.

Except for the changes described in notes 1(b) to 1(f) associated with the acquisition of APR Energy, the accompanying interim financial information of Atlas has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2019 audited annual consolidated financial statements of Atlas and Seaspan. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2019 annual consolidated financial statements of each of Atlas and Seaspan filed with the U.S. Securities and Exchange Commission in the Company’s 2019 Annual Report on Form 20-F.

(b)	Revenue:

Power generation revenue

In addition to its revenue from charter of vessels, the Company through APR Energy also derives revenue from medium to long-term contracts that provide customers with comprehensive power-generation services that include leasing of the power-generation equipment, installation and dismantling services, operations and maintenance of the power-generating equipment (“O&M”), operations monitoring and logistical support.

The Company earns a fixed portion of revenue on contracts by providing megawatt capacity to its customers. Each power equipment lease contract may, depending on its terms, contain a lease component, a non-lease component or both. Lease classification is determined on a contract-specific basis. Total consideration in contracts that include a lease component associated with the use of the power-generation equipment and a non-lease component related to O&M is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where (1) the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and (2) the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the components as a single lease component. Revenue is recognized over the period in which the equipment is available to the customer for use and service is provided to the customer.

Certain contracts provide for mobilization and decommissioning payments. Mobilization revenue received up front is deferred and recognized as revenue on a straight-line basis over the term of the contract.  Decommissioning revenue is recognized ratably over the term of the contract, as it is earned.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.Significant accounting policies (continued):

(c)	Inventories:

Inventories consist primarily of spare parts and consumables. Inventories are stated at the lower of cost or net realizable value. Inventory cost is primarily determined using average or weighted average cost method, depending on the nature of the inventory.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete, disposal and transportation.

(d)	Property, plant and equipment:

Power generating equipment

Costs incurred to mobilize and install power-generating equipment pursuant to a contract for the provision of power-generation services are recorded in property, plant and equipment and are depreciated on a straight-line basis over the non-cancellable lease term to which the power-generating equipment relates.

A summary of the useful lives used for calculating depreciation and amortization is as follows:

Turbines	25 years
Generators	15 years
Transformers	15 years

(e)	Asset retirement obligation (“ARO”)

The Company records a provision and a corresponding long-lived asset for asset retirement obligations when there is a legal obligation associated with the retirement of long-lived assets and the fair value of the liability can be reasonably estimated. The fair value of the ARO is measured using expected future cash flows discounted at the Company’s credit-adjusted risk-free interest rate. The liability is accreted up to the cost of retirement through interest expense over the non-cancellable lease term. The long-lived asset is depreciated over the same period. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability.

(f)	Income taxes

The Company accounts for income taxes using the asset and liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of operations.

(g)	Recently adopted accounting pronouncements:

Measurement of credit loss

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2,293,000 was made to deficit as part of the modified retrospective transition approach. The adoption of ASU 2016-13 was not considered material to our unaudited interim consolidated financial statements.

(h)	Recent accounting pronouncements:

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU.

(i)	Comparative information:

Certain prior period information has been reclassified to conform with current financial statement preparation.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.	Acquisition of Apple Bidco Limited:

On February 28, 2020, the Company acquired 100.0% of the share capital of APR Energy from Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) and certain other minority shareholders (collectively, the “Sellers”). Fairfax held 67.8% of APR Energy’s common shares. APR Energy owns and operates a fleet of capital-intensive assets, including gas turbines and other power generation equipment, and provides power solutions to customers through medium to long-term contracts. The financial results of APR Energy have been included in the Company’s unaudited interim consolidated financial statements from February 29, 2020, after the date of acquisition, and include revenue of $75,880,000 and net earnings of $6,359,000 from that date.

At closing, Atlas issued 29,891,266 common shares and reserved 6,664,270 common shares for future issuance (the “Holdback Shares”). The Holdback Shares are issuable over a period of 90 days to five years after the date of acquisition and are subject to settlement of purchase price adjustments, indemnification arrangements and other future compensable events. These arrangements may be settled, at the Sellers’ option, by either cancellation of Holdback Shares or cash. In the case of purchase price adjustments, if Holdback Shares are insufficient, Sellers may choose to compensate the Company in cash or cancel previously issued common shares. Any Holdback Shares that are not cancelled after the expiry of their respective holdback periods, will be issued to the Sellers, plus any accrued distributions or dividends.

The net purchase price of $326,829,000 was comprised of:

29,891,266 common shares issued (1)	$316.8
6,664,270 Holdback Shares (1)	70.6
Less: Contingent consideration asset (2)	(41.2)
Less: Purchase price adjustment (3)	(19.4)
Net purchase price	$326.8

(1)	The fair value was determined based on the closing market price of common shares on February 28, 2020, the acquisition date.
(2)

Pursuant to the acquisition agreement, the Sellers are required to compensate the Company for losses on cash repatriation from a foreign jurisdiction related to specified contracts, up to a maximum of $110,000,000 subject to repatriation (note 9(c)).

(3)

On June 30, 2020, the parties agreed that the Sellers would forfeit their rights to receive 577,139 Holdback Shares and return 1,849,641 previously issued common shares to the Company within 30 days, of which 727,351 will be held in reserve. The shares held in reserve will be issuable to the Sellers at a future date, subject to settlement of potential indemnified events. $6,118,000 of the purchase price adjustments identified to date are realized through cancellation of 577,139 Holdback Shares. The remainder can be settled in cash or by cancelling previously issued common shares, at the Sellers’ option, and has been included in accounts receivable. The Company has adjusted the purchase price adjustment reported in its Report on Form

        6-K filed May 11, 2020, to decrease it from $52,545,000 to $19,400,000, pursuant to the settlement agreement.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$36.7
Inventory	54.4
Acquisition related assets (1) (4)	81.0
Accounts receivable (2) (4)	49.1
Other current assets	7.9
Property, plant and equipment (4)	589.6
Intangible assets	35.4
Deferred tax assets (4)	17.2
Other assets	13.9
Goodwill	13.2
Total assets acquired	898.4
Accounts payable and accrued liabilities	93.0
Income tax payable	103.1
Other current liabilities	17.2
Long-term debt (including current and non-current portions) (3)	311.6
Deferred tax liabilities	8.0
Other long-term liabilities (4)	38.7
Net assets acquired	$326.8

(1)

Consists of indemnification assets recognized on acquisition. The Sellers are required to indemnify the Company for certain legal and tax matters through cancellation of the Holdback Shares or in cash, at the Sellers’ option. For certain of these arrangements, if the Holdback Shares are insufficient, Fairfax may be required to compensate the Company in cash. The amount to be indemnified is subject to the aggregate losses incurred at settlement of these legal and tax matters. The amount recognized is equal to the liabilities accrued for such legal and tax matters, based on the Company’s best estimates. For certain other indemnification arrangements, Fairfax is also required to compensate the Company in cash, without minority shareholders.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.	Acquisition of Apple Bidco Limited (continued):

(2)	The gross contractual accounts receivables acquired is $57.0 million. The amount not expected to be collected is $7.9 million.
(3)	Concurrent with the acquisition, the Company refinanced the debt facilities acquired (note 10).
(4)

During the period ended June 30, 2020, the Company made certain measurement period adjustments including, increasing acquisition related assets originally reported by $16,000,000 resulting from additional indemnifiable liabilities identified, increasing accounts receivable originally reported by $7,695,000, decreasing deferred taxes originally reported by $6,265,000 and decreasing other long-term liabilities by $12,200,000. In addition, as the Company continues to refine the preliminary valuations, a measurement period adjustment of $7,686,000 was made to decrease the value of property, plant and equipment.

The carrying amounts of cash and cash equivalents, accounts receivable and other current assets (consisting of restricted cash and prepaid expenses), accounts payable and accrued liabilities, income taxes payable and other current liabilities approximate their fair values due to the short-term maturity of the instruments. The fair value of long-term debt is categorized within Level 2 of the fair value hierarchy and determined based on expected payments. The fair values of contingent consideration assets, inventory, property, plant and equipment, intangible assets and asset retirement obligation included in other long-term liabilities were categorized within Level 3 of the fair value hierarchy and were determined using relevant market assumptions, including comparable sales and cost data, discount rates and future operating cash flows.

The allocation of the purchase price was based upon preliminary valuations and is subject to change within the measurement period based on information that may not yet be available due to complexity and level of effort required. The areas that are not yet finalized include, but are not limited to, measurement of the contingent consideration asset, acquisition related assets, property, plant and equipment, intangible assets, asset retirement obligations included in current and long-term liabilities, deferred income taxes and income tax payable. The Company expects to continue to obtain information for the purpose of determining the fair value of these assets and liabilities throughout the remainder of the measurement period. Information received during the measurement period will be considered to determine whether the information is indicative of circumstances that existed at the acquisition date and would therefore require an adjustment to the purchase price allocation.

As part of the acquisition, the Company recorded $13,188,000 of goodwill resulting from synergies, which is not deductible for tax purposes and has been assigned to the power generation segment.

During the three and six months ended June 30, 2020, the Company recognized $431,000 and $1,408,000, respectively of acquisition related costs that were included in general and administrative expense. Cost recognized in the fourth quarter of 2019 was $2,294,000.

Pro forma financial information

The following table presents unaudited pro forma results for the six months ended June 30, 2020 and 2019. The unaudited pro forma financial information combines the results of operations of the Company and APR Energy as though the acquisition had occurred as of January 1, 2019. The pro forma results contain adjustments that are directly attributable to the transaction, including depreciation of the fair value of property, plant and equipment, amortization of acquired intangible assets, and refinancing of debt. Additionally, pro forma net earnings were adjusted to exclude acquisition-related costs incurred.

	Six months ended June 30,
Pro forma information	2020	2019
Revenue	$715.7	$720.4
Net earnings	130.5	365.5

3.	Segment reporting:

For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and mobile power generation. The Company’s containership leasing segment owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate time charters.  The Company’s mobile power generation segment owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers through medium to long-term contracts.

The Company’s chief operating decision makers monitor the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment. During the period ended June 30, 2020, in an effort to align the performance metrics of the Company's segments, the performance measure evaluated by the Company's chief operating decision makers for internal resource allocation and performance assessment was revised to be Adjusted EBITDA, which is computed as earnings before interest, taxes, depreciation and amortization, loss on derivative instruments, change in contingent consideration asset, gain on sale and other expenses.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

3.	Segment reporting (continued):

The following tables include the Company’s selected financial information by segment:

Three months ended June 30, 2020	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$303.8	$60.0	$—	$363.8
Operating expense	56.7	10.3	—	67.0
Depreciation and amortization expense	72.7	15.8	—	88.5
General and administrative expense	6.4	10.3	3.1	19.8
Operating leases	37.2	1.0	—	38.2
Interest expense	45.9	6.2	(1.3)	50.8
Income tax expense	0.3	5.8	—	6.1

Six months ended June 30, 2020	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$596.3	$75.9	$—	$672.2
Operating expense	113.5	13.3	—	126.8
Depreciation and amortization expense	139.3	21.4	—	160.7
General and administrative expense	14.9	14.1	1.2	30.2
Operating leases	75.3	1.4	—	76.7
Interest expense	93.8	8.5	(1.9)	100.4
Income tax expense	0.6	7.4	—	8.0

	Three months ended June 30, 2020	Six months ended June 30, 2020
Containership leasing adjusted EBITDA	$203.3	$392.4
Mobile power generation adjusted EBITDA	38.0	46.7
Total segment adjusted EBITDA	241.3	439.1
Eliminations and other	2.4	3.8
Depreciation and amortization	88.5	160.7
Interest expense	50.8	100.4
Interest income	(1.1)	(2.5)
Loss on derivative instruments	7.0	31.8
Other expenses	4.8	5.5
Change in contingent consideration asset	0.7	(2.6)
Gain on sale	(0.6)	(0.6)
Consolidated earnings before taxes	$88.8	$142.6

June 30, 2020	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Total assets	$8,197.2	$1,011.9	$17.0	$9,226.1

Capital expenditures by segment:	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Containership leasing	$186.7	$4.8	$433.4	$6.9
Mobile power generation	17.2	—	19.7	—

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

4.	Revenue

Revenue disaggregated by segment and by type for the three and six months ended June 30, 2020 is as follows:

	Three months ended June 30,			Six months ended June 30,
	Containership Leasing	Mobile Power Generation	Total	Containership Leasing	Mobile Power Generation	Total
Operating lease revenue(1)	$293.6	$54.8	$348.4	$575.0	$69.7	$644.7
Interest income from direct financing leases	9.3	—	9.3	21.6	—	21.6
Other	0.9	5.2	6.1	(0.3)	6.2	5.9
	$303.8	$60.0	$363.8	$596.3	$75.9	$672.2

(1)	Operating lease revenue includes both bareboat charter and time charter revenue.

Prior to the acquisition of APR Energy on February 28, 2020, for the three and six months ended June 30, 2019, our results were fully attributable to containership leasing. Revenue disaggregated by type for the three and six months ended June 30, 2019 is as follows:

	Containership Leasing
	Three months ended June 30,	Six months ended June 30,
Operating lease revenue	$266.7	$543.3
Interest income from direct financing leases	8.7	17.4
	$275.4	$560.7

As at June 30, 2020, the minimum future revenues to be received on committed operating leases, service arrangements and interest income to be earned from direct financing leases are as follows:

	Operating lease revenue	Interest income from direct financing leases	Other	Total committed revenue
Remainder of 2020	$681.9	$19.0	$4.9	$705.8
2021	1,131.4	36.1	5.8	1,173.3
2022	848.5	34.4	4.1	887.0
2023	575.5	32.5	0.7	608.7
2024	375.8	30.3	—	406.1
Thereafter	484.6	208.9	—	693.5
	$4,097.7	$361.2	$15.5	$4,474.4

As at June 30, 2020, the minimum future revenues to be received based on each segment are as follows:

	Containership Leasing	Mobile Power Generation	Total committed revenue
Remainder of 2020	$582.9	$122.9	$705.8
2021	1,020.4	152.9	1,173.3
2022	798.3	88.7	887.0
2023	570.6	38.1	608.7
2024	406.1	—	406.1
Thereafter	693.5	—	693.5
	$4,071.8	$402.6	$4,474.4

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

5.	Related party transactions:

On February 28, 2020, in connection with the acquisition of APR Energy, Fairfax received 23,418,798 common shares of Atlas as consideration for its equity interests in APR Energy and as settlement of indebtedness owing to Fairfax by APR Energy. At June 30, 2020, Fairfax held approximately 40.8 % of the Company’s issued and outstanding common shares and has designated two members to the Company’s board of directors.

On February 28, 2020, Seaspan issued to Fairfax, in a private placement, $100,000,000 aggregate principal amount of 5.50% senior notes due 2027 (the “2027 Fairfax Notes”) (note 10(d)).

For the three and six months ended June 30, 2020, interest expense related to the 5.50% senior notes due 2025 (the “2025 Notes”), the 5.50% senior notes due 2026 (the “2026 Notes”) and the 2027 Fairfax Notes, excluding amortization of the debt discount, was $8,250,000 and $15,643,000 respectively. (June 30, 2019 - $6,875,000 and $13,177,000, respectively).

6.	Net investment in lease:

	June 30,	December 31,
	2020	2019
Undiscounted lease receivables	$795.5	$1,224.2
Unearned interest income	(360.7)	(465.4)
Net investment in lease	$434.8	$758.8

	June 30,	December 31,
	2020	2019
Lease receivables	$434.8	$608.8
Unguaranteed residual value	—	150.0
Net investment in lease	434.8	758.8
Current portion of net investment in lease	(10.3)	(35.2)
Net investment in lease	$424.5	$723.6

In November 2019, the Company entered into an agreement to acquire six vessels and their existing fixed-rate bareboat charters. Five vessels were delivered in December 2019 and one vessel was delivered in January 2020. The acquired bareboat charter agreements included the option for the charterer to purchase each vessel for an amount equal to fair market value, subject to minimum and maximum purchase prices. At the date of acquisition, it was determined that the customer was reasonably certain to exercise these purchase options. Accordingly, these leases were classified as sales-type leases and accounted for as a disposition of vessels upon their respective delivery dates.

In February 2020, the bareboat charters were modified to extend the terms of the leases by six years, with similar purchase options. As a result of the modification, it was determined that the customer is no longer reasonably certain to exercise the purchase options and these leases were reclassified as operating leases.

At June 30, 2020, the minimum lease receivable from direct financing leases are as follows:

Remainder of 2020	$22.4
2021	44.3
2022	44.3
2023	44.3
2024	44.5
Thereafter	595.7
$795.5

7.	Property, plant and equipment:

		Accumulated	Net book
June 30, 2020	Cost	depreciation	value
Vessels	$8,813.5	$(2,437.3)	$6,376.2
Equipment and other	611.8	(22.1)	589.7
Property, plant and equipment	$9,425.3	$(2,459.4)	$6,965.9

		Accumulated	Net book
December 31, 2019	Cost	depreciation	value
Vessels	$8,018.5	$(2,311.4)	$5,707.1
Equipment and other	4.6	(4.0)	0.6
Property, plant and equipment	$8,023.1	$(2,315.4)	$5,707.7

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

7.	Property, plant and equipment (continued):

In February 2020, the Company acquired gas turbines and other equipment of $589,625,000 as part of the acquisition of APR Energy (note 2). During the three and six months ended June 30, 2020, the Company incurred additional depreciation and amortization expense of $15,384,000 and $20,851,000, respectively related to these assets, of which $4,860,000 and $6,795,000, respectively relates to depreciation of mobilization and decommissioning costs.

In February 2020, sales-type leases related to six bareboat charters were re-assessed to be operating leases at lease modification. Accordingly, vessels of $377,393,000 were reclassified to property, plant and equipment and recorded at a value equal to the net investment in leases derecognized (note 6).

In March 2020, the Company took delivery of two 12000 TEU vessels, for an aggregate purchase price of $186,143,500.

In April 2020, the Company took delivery of two 12000 TEU vessels for an aggregate purchase price of $184,628,000 and one 9600 TEU vessel for an aggregate purchase price of $33,100,000.

8.	Right-of-use assets:
June 30, 2020	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(168.0)	$ 892.9
Other operating leases	15.1	(5.3)	9.8
Right-of-use assets	$1,076.0	$(173.3)	$ 902.7

December 31, 2019	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(110.1)	$950.8
Other operating leases	8.2	(1.8)	6.4
Right-of-use assets	$1,069.1	$(111.9)	$957.2

During the three and six months ended June 30, 2020, the change in right-of-use assets are $30,040,000 and $59,446,000, respectively (June 30, 2019 - $27,890,000 and $55,407,000 respectively.

9.	Other assets:

	June 30, 2020	December 31, 2019
Intangible assets (a)	$119.8	$94.0
Deferred dry-dock (b)	66.5	41.3
Restricted cash	38.2	—
Contingent consideration asset (c)	43.8	—
Other	34.8	37.2
Other assets	$303.1	$172.5

(a)	Intangible assets:

Intangible assets are primarily comprised of the acquisition date fair value of acquired customer contracts and trademarks.

As part of the acquisition of APR Energy on February 28, 2020, the Company recorded $35,400,000 related to the fair value of a trademark. The estimated useful life of the trademark is 20 years.

During the three and six months ended June 30, 2020, the Company recorded $5,363,000 and $10,433,000 respectively, (June 30, 2019 – $4,921,000 and $9,789,000, respectively) of amortization related to intangible assets.

Future amortization of intangible assets is as follows:

Remainder of 2020	$10.6
2021	20.1
2022	18.5
2023	14.8
2024	11.9
Thereafter	43.9
$119.8

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

9.Other assets (continued):

(b)	Deferred dry-dock:

During the six months ended June 30, 2020, changes in deferred dry-dock were as follows:

Dry-docking
December 31, 2019	$41.3
Cost incurred	36.4
Amortization expensed	(11.2)
June 30, 2020	$66.5

(c)	Contingent consideration asset:

As a part of the acquisition of APR Energy, the Company will be compensated by the Sellers for certain losses that may be incurred on future cash repatriation from a foreign jurisdiction until the earlier (1) reaching the maximum cash flow, (2) termination of specified contracts, (3) sustaining the ability to repatriate cash without losses and (4) April 30, 2022. The amount of compensation depends on the Company’s ability to generate cash flows on specific contracts in the foreign jurisdiction and the magnitude of losses incurred on repatriation. The maximum amount of cash flows subject to compensation is $110,000,000. This arrangement is considered to be an asset classified as contingent consideration measured with changes in fair value subsequent to the acquisition date being recorded in the consolidated statement of operations.

Contingent consideration asset, December 31, 2019	$—
Assets acquired	41.2
Change in fair value	2.6
Compensation received	—
Contingent consideration asset, June 30, 2020	$43.8

10.	Long-term debt:

	June 30,	December 31,
	2020	2019
Long-term debt:
Revolving credit facilities (a) (c)	$852.3	$867.0
Term loan credit facilities (b) (c)	2,195.6	1,799.4
Senior unsecured notes	80.0	80.0
Fairfax Notes (d)	600.0	500.0
	3,727.9	3,246.4
Fair value adjustment on term loan credit facilities (b)	(0.1)	(0.1)
Debt discount on Fairfax Notes (d)	(141.0)	(150.9)
Deferred financing fees	(40.3)	(34.8)
Long-term debt	3,546.5	3,060.6
Current portion of long-term debt	(256.8)	(363.7)
Long-term debt	$3,289.7	$2,696.9

(a)	Revolving credit facilities:

On February 28, 2020, the Company entered into a credit facility of up to $185,000,000 (the “Bank Facility”) comprised of a revolving loan facility of $50,000,000 and a term loan facility of $135,000,000. The Bank Facility matures on February 28, 2023 and is secured by the Company’s power generation assets.

As at June 30, 2020, the Company had five revolving credit facilities available which provided for aggregate borrowings of up to $1,013,408,000 (December 31, 2019 – $987,012,000), of which $161,120,000 (December 31, 2019 - $120,000,000) was undrawn.

As at June 30, 2020, the one month and three month average LIBOR on the Company’s revolving credit facilities was 0.7% and 0.3%, respectively (December 31, 2019 – 1.8% and 1.9%, respectively) and the margins ranged between 0.5% and 3.5% (December 31, 2019 – 0.5% and 2.25%) as at June 30, 2020. The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 2.0% as at June 30, 2020 (December 31, 2019 – 2.9%). Interest payments are made monthly.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.	Long-term debt (continued):

The following is a schedule of future minimum repayments of revolving facilities as of June 30, 2020:

Remainder of 2020	$34.3
2021	50.7
2022	392.2
2023	121.1
2024	254.0
$852.3

(b)	Term loan credit facilities:

On February 28, 2020, the Company entered into the Bank Facility which includes a $135,000,000 term loan facility (note 10(a)).

On March 6, 2020, the Company entered into a $100,000,000 term loan credit facility, which bears a fixed interest rate of 7.7% per annum and matures on March 6, 2026. This facility is secured by the Company’s power generation assets.

In February 2020 and March 2020, the Company increased the aggregate commitment under an existing term loan credit facility, which matures on December 30, 2025, by $100,000,000. The outstanding balance is secured by a portfolio of vessels, which also secures some of the Company’s other credit facilities.

As at June 30, 2020, the Company had $2,195,701,000 (December 31, 2019 - $1,954,375,000) of term loan credit facilities available, of which Nil (December 31, 2019 - $155,000,000) was undrawn. One of the term loan credit facilities has a revolving loan component which has been included in the revolving facilities.

For the Company’s term loan credit facilities, the one month, three month and six month average LIBOR was 0.4%, 1.2% and 1.4%, respectively (December 31, 2019 – 1.9%, 2.0% and 2.1%, respectively) and the margins ranged between 0.4% and 4.3% as at June 30, 2020 (December 31, 2019 – 0.4% and 4.3%).

For certain of our term loan credit facilities with a total principal amount outstanding of $46,356,000 (December 31, 2019 - $52,743,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 3.0% as at June 30, 2020 (December 31, 2019 – 4.0%) for the Company’s term loan credit facilities. One of the Company’s term loan credit facilities bears interest at a fixed rate of 7.7%. Interest payments are made in monthly, quarterly or semi-annual payments.

The following is a schedule of future minimum repayments of the Company’s term loan credit facilities as of June 30, 2020:

Remainder of 2020	$101.0
2021	286.1
2022	187.9
2023	371.7
2024	870.0
Thereafter	378.9
$2,195.6

(c)	Credit facilities – other:

As at June 30, 2020, the Company’s credit facilities were secured by first-priority mortgages granted on its power generation assets and 70 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on collateral assets;
•	An assignment of the Company’s lease agreements and earnings related to the related collateral assets;
•	An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;
•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related retention accounts.

As at June 30, 2020, $3,047,989,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities is secured by a portfolio of 70 vessels and most of the Company’s power generation assets, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.	Long-term debt (continued):
(c)	Credit facilities – other (continued):

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances, with the exception of one term loan credit facility, where the Company may prepay borrowings up to March 6, 2023 with penalties and thereafter without penalty. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on an “orderly liquidation” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower.  The Company was in compliance with these covenants as at June 30, 2020.

(d)	Fairfax Notes:

On February 28, 2020, pursuant to a subscription agreement, the Company issued to Fairfax, in a private placement, $100,000,000 aggregate principal amount of senior notes, which bear interest at a fixed rate of 5.50% per annum and matures on March 1, 2027. On or after February 28, 2025, the 2027 Fairfax Notes can be redeemed, in full or in part, at the option of the Company.

The 2025 Notes, 2026 Notes, and 2027 Fairfax Notes (together, the “Fairfax Notes”), allow Fairfax to call for early redemption for some or all of the Fairfax Notes on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days prior to each applicable anniversary date. On February 5, 2020, Fairfax waived its Annual Put Right to call for early redemption of the 2025 Notes and 2026 Notes on the relevant 2021 anniversary dates. Therefore, the 2025 Notes and 2026 Notes are not puttable until their respective anniversary dates in 2022. The Annual Put Right on the 2027 Fairfax Notes commences in 2021 related to the anniversary date in 2022.

The Fairfax Notes are secured by ownership interest in certain subsidiaries of the Company.

11.	Operating lease liabilities:

	June 30,	December 31,
	2020	2019
Operating lease commitments	$1,001.0	$1,107.6
Impact of discounting	(162.9)	(184.4)
Impact of changes in variable rates	51.3	19.1
Operating lease liabilities	889.4	942.3
Current portion of operating lease liabilities	(160.6)	(159.7)
Operating lease liabilities	$728.8	$782.6

Operating lease liabilities relate to vessel sale-leaseback transactions and office operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to 3-months LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

Operating lease costs related to vessel sale-leaseback transactions are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Lease costs:
Operating lease costs	$40.0	$40.1	$80.1	$80.2
Variable lease adjustments	(2.2)	(0.5)	(3.8)	(0.5)

Other information:
Operating cash outflow used for operating leases	37.1	36.7	75.0	76.4
Weighted average discount rate	4.8%	4.8%	4.8%	4.8%
Weighted average remaining lease term	7 years	8 years	7 years	8 years

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

12.	Other financing arrangements:

	June 30,	December 31,
	2020	2019
Other financing arrangements	$681.7	$513.8
Deferred financing fees	(10.5)	(5.3)
Other financing arrangements	671.2	508.5
Current portion of other financing arrangements	(46.8)	(134.6)
Other financing arrangements	$624.4	$373.9

In February 2020, the Company entered into an agreement to acquire four 12000 TEU vessels. In March 2020, the Company entered into financing arrangements for these vessels, with an aggregate commitment of $337,732,000.

In March 2020, two vessels were delivered and funding of $169,556,000 was provided through the associated financing arrangement. In April 2020, the Company took delivery of the remaining two vessels and funding of $168,176,000 was provided through the associated financing arrangement.

Upon delivery of these vessels, title to the vessels was transferred to the financing counterparty and the vessels were leased back through bareboat charters for a period of 10 years. The Company is required to purchase the vessels at the end of their respective lease terms. As a result, the transactions are deemed to be failed sales. Consequently, the Company has not derecognized the vessels. The funding received from the financing arrangement was included as a financial liability, repaid through bareboat charter hire payments.

Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2020	$23.6
2021	47.1
2022	47.1
2023	47.1
2024	47.1
Thereafter	469.7
$681.7

13.	Other liabilities:

	June 30,	December 31,
	2020	2019
Asset retirement obligations(a)	$47.4	$—
Other	28.8	19.0
Other long-term liabilities	76.2	19.0
Current portion of other long-term liabilities	(32.7)	(7.8)
Other long-term liabilities	$43.5	$11.2

(a)	Asset retirement obligations:

Asset retirement obligations were assumed as part of the APR Energy acquisition and consist of the contractual requirement to demobilize the Company’s mobile power generation sites when there is a legal obligation associated with the demobilization and the fair value of the liability can be reasonably estimated.

Asset retirement obligations, December 31, 2019	$—
Liabilities acquired	45.9
Liabilities incurred	5.3
Liabilities settled	(3.3)
Provision re-assessment	(0.8)
Accretion expense	0.3
Asset retirement obligations, June 30, 2020	$47.4

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

14.	Income tax:

The effective tax rate for the three and six months ended June 30, 2020 was 6.9% and 5.6%, respectively. The tax rate was significantly lower than the United Kingdom statutory rate of 19% primarily due to international shipping reciprocal exemptions.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company evaluated the impact of the CARES Act, and the NOL carryback provision of the CARES Act does not result in a material cash benefit to it.

15.	Preferred shares and share capital:
(a)	Common shares:

On February 28, 2020, the Company issued 29,891,266 common shares and reserved 6,664,270 common shares for holdback as part of the consideration paid for the acquisition of the shares of Apple Bidco Limited, the sole shareholder of APR Energy Limited (note 2). Concurrent with the acquisition, the Company issued 775,139 common shares to Fairfax to settle APR Energy’s indebtedness to Fairfax at closing. Subsequent to the acquisition, the Company cancelled 577,139 holdback shares as part of purchase price adjustments.

On June 30, 2020, the parties agreed that the Sellers would return 1,849,641 previously issued common shares to the Company within 30 days. Of this number, 1,122,290 shares will be permanently forfeited as part of post-closing purchase price adjustments. The remaining 727,351 shares will be held in reserve. These shares may be issuable to the Sellers at a future date, subject to settlement of potential indemnified events.

(b)	Preferred shares:

As at June 30, 2020, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	June 30,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2020	2019
D	20,000,000	5,093,728	7.95%	January 30, 2018(1)	$127.3	$127.3
E	15,000,000	5,415,937	8.25%	February 13, 2019(1)	135.4	135.4
G	15,000,000	7,800,800	8.20%	June 16, 2021(1)	195.0	195.0
H	15,000,000	9,025,105	7.875%	August 11, 2021(1)	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023(1)	150.0	150.0

(1)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(c)	Restricted shares:

During the three and six months ended June 30, 2020, the Company granted 51,492 restricted shares to its board of directors, which vest on January 1, 2021.

(d)	Restricted stock units:

Under the Company’s Stock Incentive Plan, the Company may grant restricted stock units to eligible participants. The restricted stock units generally vest over one or more years, in equal tranches on each anniversary date of the date of the grant. Upon vesting of the restricted stock units, the participant will receive common shares.

In June 2020, the Company granted the Chief Executive Officer 1,500,000 restricted stock units. The restricted stock units vest in five tranches annually over five years beginning December 31, 2021 and have a grant date fair value of $7.25 per unit. In addition, during the three and six months ended June 30, 2020, the Company granted 321,837 restricted stock units to members of senior management.

(e)	Stock options:

In June 2020, the Company granted the Chief Executive Officer stock options to acquire 1,500,000 common shares at an exercise price of $7.80 per share. The stock options vest in five tranches annually over five years beginning December 31, 2021 and expire on June 24, 2030 with a weighted average grant date fair value of $2.57 per option.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

16.	Earnings per share (“EPS”):

	Three months ended June 30, 2020			Three months ended June 30, 2019
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$82.7			$40.0
Less preferred share dividends:
Series D	(2.5)			(3.9)
Series E	(2.8)			(2.8)
Series G	(4.0)			(4.0)
Series H	(4.4)			(4.5)
Series I	(3.0)			(3.0)
Basic EPS:
Earnings attributable to common shareholders	$66.0	247,209,522	$0.27	$21.8	216,044,000	$0.10
Effect of dilutive securities:
Share-based compensation	—	68,716		—	572,000
Fairfax warrants	—	—		—	4,095,000
Holdback Shares	—	6,087,131		—	—
Diluted EPS:
Earnings attributable to common shareholders	$66.0	253,365,369	$0.26	$21.8	220,711,000	$0.10

	Six months ended June 30, 2020			Six months ended June 30, 2019
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$134.6			$325.3
Less preferred share dividends:
Series D	(5.1)			(7.9)
Series E	(5.6)			(5.6)
Series G	(8.0)			(8.0)
Series H	(8.8)			(8.9)
Series I	(6.0)			(6.0)
Basic EPS:
Earnings attributable to common shareholders	$101.1	237,186,723	$0.43	$288.9	212,821,000	$1.36
Effect of dilutive securities:
Share-based compensation	—	146,541		—	341,000
Fairfax warrants	—	2,975,232		—	2,914,000
Holdback shares	—	4,113,830		—	—
Diluted EPS:
Earnings attributable to common shareholders	$101.1	244,422,326	$0.41	$288.9	216,076,000	$1.34

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

17.	Supplemental cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Interest paid	$37.9	$50.0	$79.9	$103.2
Interest received	0.7	3.1	2.6	5.8
Undrawn credit facility fee paid	0.2	0.2	0.5	0.4
Income taxes paid	(2.9)	—	(5.2)	—
Non-cash investing and financing transactions:
Dividend reinvestment	—	0.3	0.1	0.6
Commencement of sales-type lease	—	—	57.0	—
Loans settled in shares	—	—	8.3	—
Common shares issued on acquisition	—	—	316.8	—
Holdback Shares reserved on acquisition	—	—	70.6	—
Purchase price adjustment	(33.1)	—	19.4	—
Reclassification on lease modification	—	—	377.4	—
Contingent consideration asset	(0.3)	—	41.2	—
Net assets acquired on acquisition	33.4	—	326.8	—
ARO liabilities incurred	5.3	—	5.3	—
ARO provision re-assessment	(0.8)	—	(0.8)	—
Refinancing of existing term loan credit facilities	—	255.0	—	255.0
Right-of-use assets arising from new operating leases	—	0.7	—	0.7
Changes in operating assets and liabilities
Accounts receivable	—	230.1	(25.1)	4.0
Inventories	(5.4)	1.9	(6.3)	4.0
Prepaids expenses and other	(1.2)	1.8	(5.2)	(1.6)
Net investment in lease	2.6	11.1	7.7	22.0
Accounts payable and accrued liabilities	(3.6)	3.5	6.5	3.5
Settlement of decommissioning provisions	(2.6)	—	(2.9)	—
Deferred revenue	0.5	(7.4)	(2.9)	(20.3)
Income tax payable	2.5	—	2.0	—
Deferred dry-dock	(24.4)	(9.0)	(36.2)	(9.1)
Other assets	(5.6)	2.3	(5.5)	2.3
Other liabilities	(0.1)	—	(0.7)	—
Operating lease liabilities	(28.2)	(25.4)	(56.9)	(53.1)
Derivative instruments	4.9	7.9	8.9	15.6

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	June 30,
	2020	2019
Cash and cash equivalents	$221.8	$592.4
Restricted cash included in prepaid expenses and other	1.5	15.5
Restricted cash included in other assets (note 9)	38.2	—
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$261.5	$607.9

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

18.	Commitments and contingencies:
(a)	Operating leases:

At June 30, 2020, the commitment under operating leases for vessels is $989,262,000 for the remainder of 2020 to 2029, and for other leases is $11,785,000 for the remainder of 2020 to 2024. Total commitments under these leases are as follows:

Remainder of 2020	$72.7
2021	146.9
2022	143.1
2023	145.3
2024	148.4
Thereafter	344.6
$1,001.0

For operating leases indexed to three-months LIBOR, commitments under these leases are calculated using the LIBOR in place as at June 30, 2020 for the Company.

19.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
COSCO	$100.1	$101.7	$204.8	$198.9
Yang Ming Marine	63.4	64.0	126.1	127.4
ONE	60.5	46.2	108.0	104.2
Other	139.8	63.5	233.3	130.2
	$363.8	$275.4	$672.2	$560.7

20.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable, income tax payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of June 30, 2020, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees, is $2,997,778,000 (December 31, 2019 - $2,624,711,000) and the carrying value is $3,047,900,000 (December 31, 2019 - $2,666,274,000). As of June 30, 2020, the fair value of the Company’s operating lease liabilities is $887,229,000 (December 31, 2019 - $940,034,000) and the carrying value is $889,390,000 (December 31, 2019 - $942,308,000). As of June 30, 2020, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, is $700,081,000 (December 31, 2019 - $553,754,000) and the carrying value is $681,717,000 (December 31, 2019 - $513,771,000). The fair value of the revolving and term loan credit facilities, operating lease liabilities and other financing arrangements, excluding deferred financing fees, is estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of June 30, 2020, the fair value of the Company’s senior unsecured notes is $80,721,000 (December 31, 2019 – $82,816,000) and the carrying value is $80,000,000 (December 31, 2019 – $80,000,000). The fair value of senior unsecured notes is calculated based on expected interest payments and payment on maturity, discounted by the relevant market fixed rate appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of June 30, 2020, the aggregate fair value of the 2025 Notes and 2026 Notes is $537,165,000 (December 31, 2019 – $525,591,000) and the aggregate carrying value is $358,984,000 (December 31, 2019 – $349,106,000). The Annual Put Right features included in the 2025 Notes and 2026 Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and Seaspan-specific credit risk. The fair values of the 2025 Notes and 2026 Notes and derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy. As of June 30, 2020, the fair value of the 2027 Fairfax Notes issued in February 2020 is $100,833,000 and the carrying value is $100,000,000. The Annual Put Right feature included in the 2027 Fairfax Notes, issued at par value, is not considered an embedded derivative. Its fair value is calculated using the present value of expected principal repayments and interest discounted by relevant market rates. As a result, the 2027 Fairfax Notes are categorized as Level 2 in the fair value hierarchy.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

20.	Financial instruments (continued):

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

As part of the acquisition of APR Energy, the Company obtained a contingent consideration asset related to compensation the Company will receive from the Sellers on losses that may be generated from cash repatriation from a foreign jurisdiction. The fair values of the contingent consideration asset at acquisition and at June 30, 2020 are calculated as the present value of future losses from conversion of cash from the foreign currency to US dollars, based on an estimate of cash expected to be generated from the foreign jurisdiction, fluctuation of foreign exchange mechanisms and the expectation related to foreign exchange policies. The Company has categorized the fair value of the contingent consideration asset as Level 3 in the fair value hierarchy.

Unobservable inputs for recurring and non-recurring Level 3 disclosures are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

(b)	Interest rate swap derivatives:

As of June 30, 2020, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of June 30, 2020	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$318.0	$318.0	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
0.7800%	125.0	125.0	March 23, 2020	March 23, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
5.6000%	100.8	100.8	June 23, 2010	December 23, 2021(2)
1.4900%	30.7	30.7	February 4, 2020	December 30, 2025

______________________

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $21,007,455 would be settled in cash in the next 12 months on interest rate swaps maturing after June 30, 2020. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

(c)	Financial instruments measured at fair value:

The following provides information about the Company’s financial instruments measured at fair value:

	June 30,	December 31,
	2020	2019
Contingent consideration asset	$43.8	$—
Derivative liability
Interest rate swaps	72.9	49.3
Derivative put instruments	0.1	0.9

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

20.	Financial instruments (continued):

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Earnings (loss) recognized in net earnings:
Loss on interest rate swap derivatives (1)	$(7.1)	$(21.2)	$(32.7)	$(38.2)
Gain on derivative put instruments	0.1	6.8	0.9	22.6
Change in contingent consideration asset	(0.7)	—	2.6	—
Loss reclassified from AOCL to net earnings (2)
Interest expense	(0.1)	(0.1)	(0.2)	(0.1)
Depreciation and amortization	(0.3)	(0.1)	(0.5)	(0.4)

(1)

For the three and six months ended June 30, 2020, cash flows related to actual settlement of interest rate swaps were $5,294,000 and $8,085,000, respectively (June 30, 2019 - $10,486,000 and $17,230,000 respectively). These are included in investing activities on the consolidated statements of cash flows.

(2)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,204,000.

21.	Subsequent events:

(a)

On July 30, 2020, the Company paid quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $16,763,000 to all shareholders of record on July 29, 2020.

(b)	On July 30, 2020, the Company paid a quarterly dividend of $0.125 per common share to all shareholders of record as of July 20, 2020.

(c)

On July 2, 2020, the Company entered into a $150,000,000 revolving credit facility to refinance its $150,000,000 revolving credit facility due to mature in August 2020.  The new facility became available on July 15, 2020, at which time the expiring facility was cancelled.

(d)

On July 6, 2020 the Company entered into agreements to purchase two 13000 TEU vessels and the attached charters for an aggregate $146,000,000, subject to certain terms and conditions. The vessels and the attached charters are expected to be delivered in during the third quarter of 2020.

(e)	On August 7, 2020, the Company granted the Chairman of the board of directors 1,000,000 restricted shares, which vest on December 31, 2020.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements, related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2019. The Annual Report was filed with the U.S. Securities and Exchange Commission, on April 13, 2020. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.

Overview

General

We are Atlas Corp., a global asset manager and the parent company of Seaspan Corporation (“Seaspan”) and APR Energy Limited (together with Apple Bidco Limited, “APR Energy”).

Atlas was incorporated in the Republic of the Marshall Islands in October 2019 for the purpose of facilitating, and to become the successor public company of Seaspan pursuant to, the Reorganization. Atlas is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries.

Segment Reporting

For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and power generation. The Company’s containership leasing segment, which is conducted through Seaspan, owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate, time charters with major container liner companies.  The Company’s power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers, through medium to long-term contracts.

Containership leasing

Through Seaspan, we are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at June 30, 2020, we operated a fleet of 123 vessels that have an average age of approximately seven years, on a TEU weighted basis.

Customers for our operating fleet as at June 30, 2020 are as follows:

Customers for Current Fleet
Arkas
CMA CGM
COSCO
Hapag-Lloyd
KMTC
Maersk
MSC
ONE
Yang Ming Marine

Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The following table summarizes key facts regarding our 123 operating containership vessels as of June 30, 2020:

Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)(7)	Average Remaining Charter Period (Years)(1)(7)	Average Daily Charter Rate (in thousands of USD)	Days Off-Hire(5)	Total Ownership Days(6)
2500-3500	14	6	12.1	0.7	11.2	34	1,274
4250-5100(2)	33	18	13.1	0.7	11.2	138	3,003
8500-9600(3)	16	2	10.5	3.2	33.4	39	1,455
10000-11000(4)	33	2	4.7	4.5	31.5	49	3,003
12000-13100	12	0	6.6	3.8	50.3	1	1,039
14000+	15	2	4.6	5.3	48.3	25	1,365
Total/Average	123	30	7.2	3.7	31.0	285	11,139

(1)	Excludes options to extend charter.
(2)	Includes 1 vessel on bareboat charter.
(3)	Includes 3 vessels on bareboat charter.
(4)	Includes 8 vessels on bareboat charter.
(5)	Days Off-Hire includes scheduled and unscheduled days related to vessels being off-charter. For the three months ended June 30, 2020.
(6)	Total Ownership Days for time charters and bareboat charters exclude days prior to the initial charter hire date. For the three months ended June 30, 2020.
(7)	Averages shown are weighted by TEU.

Power Generation

Through APR Energy, we also operate a fleet of power generation assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and government back utilities. We provide rapidly deployable, large-scale power and fast-track mobile power to underserved markets and industries. Our mobile, turnkey power plants are deployed in cities, countries, and industries around the world in both developed and developing markets. As of June 30, 2020, we operated a fleet of 30 gas turbines and 478 diesel generators.  The average age of the turbines is seven years and the average age of our diesel generators is ten years.

Our primary objective is to drive sustained growth and optimize cash flow by delivering operational excellence and providing a broad range of innovated technologies and offerings to generate customer value. Our revenues are primarily derived from offering customized power solutions that include flexible plant design, fast-tracked installation of generating equipment and balance of plant, plant operation, around-the-clock service and maintenance, and decommissioning, to both developed and developing markets.

The following table summarizes key facts regarding our mobile power fleet as of June 30, 2020:

Asset Type	Fleet Size (MW)	Contracted Fleet (MW)	Contracted Revenue (USD millions)	Average Remaining Term (Years)(1)
Mobile Power Fleet	1,407	1,131	$402.6	1.6

(1)	Average remaining contract term excludes extensions; weighted by MW installed.

Significant Developments During the Quarter ended June 30, 2020

Vessel Acquisitions and Deliveries

In April 2020, Seaspan took delivery of two 12,000 TEU containerships, which then commenced long-term charters with a leading global liner. Seaspan agreed to purchase these vessels in February 2020 as part of a four-vessel transaction for $367 million in cash. The other two 12,000 TEU vessels purchased in the transaction were delivered in March 2020. In connection with these deliveries, Seaspan closed financing arrangements with total proceeds of approximately $340 million and initial terms of ten years.

In April 2020, Seaspan took delivery of a 2010-built 9,600 TEU containership, at which time it commenced a long-term time charter. The Company entered into an agreement to purchase this vessel in September 2019, for a purchase price of $33,100,000.

Scrubber Retrofitting Project Completed

In June 2020, Seaspan completed its scrubber retrofitting project for five 10,000 TEU vessels and five 14,000 vessels, in partnership with two leading global liners.

APR Energy Mobilizes Projects

In June 2020, APR Energy mobilized three peaking power gas-fired plants in Mexicali, Baja California, Mexico (265MW), for COD in the second and third quarters of 2020.

Recent Changes to Senior Management

In June 2020, Torsten Holst Pedersen was appointed as Chief Operating Officer of Seaspan and Peter Curtis was appointed as Chief Commercial Officer.

In June 2020, Brian Rich was appointed as President & Chief Operating Officer of APR Energy.

APR Energy Secures Extension of Equatorial Guinea Contract

On June 24, 2020, the Ministry of Mines and Hydrocarbons of Equatorial Guinea extended the term of APR Energy’s agreement for the supply of certain temporary power generation equipment to the Republic of Equatorial Guinea for six months, to March 27, 2021.

Dividends

On June 29, 2020, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $47.6 million on July 30, 2020.

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Common shares	ATCO	$0.125	April 1, - June 30, 2020	July 20, 2020	July 30, 2020
Series D preferred shares	ATCO-PD	$0.496875	April 30, - July 29, 2020	July 29, 2020	July 30, 2020
Series E preferred shares	ATCO-PE	$0.515625	April 30, - July 29, 2020	July 29, 2020	July 30, 2020
Series G preferred shares	ATCO-PG	$0.5125	April 30, - July 29, 2020	July 29, 2020	July 30, 2020
Series H preferred shares	ATCO-PH	$0.492188	April 30, - July 29, 2020	July 29, 2020	July 30, 2020
Series I preferred shares	ATCO-PI	$0.50	April 30, - July 29, 2020	July 29, 2020	July 30, 2020

Current Material Development – Uncertain Impact of COVID-19 Pandemic

A novel strain of coronavirus, COVID-19, was identified in China in late 2019 and has spread globally.  Government authorities in affected regions have taken dramatic actions and mandated restrictions in order to slow the spread of the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and advisories and shutdowns.  The COVID-19 pandemic has caused, and is likely to continue to cause economic, market and other disruptions worldwide.

Impact on Operations and Financial Performance

To date, the Company has not experienced any material negative impact to its business as a result of COVID-19.  However, given the unprecedented uncertainty and fluidity of this situation, we are unable to forecast the full impact on our business. We can provide no assurance that the COVID-19 pandemic and the related economic disruption will not have a future material adverse impact on our consolidated results of operations, consolidated financial position, and consolidated cash flows in fiscal 2020 or beyond.

In our containership business, we have a number of vessels whose charters expire within 2020 and the first half of 2021 and, subject to market conditions, which have been impacted by COVID-19, we may be unable to charter these vessels at the same rates or for the same length of time as we had previously expected or find suitable employment.  Furthermore, while not material, completion of repairs and significant projects on our vessels has been delayed in some instances, resulting in additional costs, due to restrictions on workers’, surveyors’ and other specialists’ access to the shipyards where the repairs are taking place and limitations on the supply chain generally.  Dry dockings of 20 vessels are due to be completed over the remainder of 2020 and during the first half of 2021.  Should such restrictions and limitations continue for an extended period of time or worsen, these dry dockings may be delayed, or the costs thereof may be significantly higher than budgeted.

In our APR Energy business, we have not yet but may experience logistical challenges due to restrictions on travel. COVID-19 has impacted the procurement processes of certain prospective new projects, which we expect to continue but on slower timelines. In addition, APR Energy currently has six idle turbines and a number of diesel power modules, together representing 276 megawatt capacity and 20% of the overall fleet capacity. Given the global economic and market impacts of COVID-19, there can be no assurance that we will be able to secure employment for the turbines or buyers for the diesel power modules.

Our Response

In our containership business, our primary concern is ensuring the wellbeing of our seafarers and employees, while continuing to provide safe, reliable and efficient services to our customers. In collaboration with industry peers, customers and international bodies, we have developed and implemented extended onboard management procedures and we have prepared response plans should any crew member fall ill onboard.  Although embarkation and disembarkation of seafarers remains challenging and there are increased costs associated, crew changes are now possible in certain jurisdictions. Management has obtained agreements from certain charterers to alter trading routes to facilitate crew changes.

In our APR Energy business, we monitor travel advisories and prepare as appropriate to ensure we are able to mobilize people and equipment, such as ensuring that APR Energy personnel will be treated as providers of essential services when traveling across borders.

Most of our office staff continue to work remotely. We have instituted enhanced safety protocols including suspending all non-essential travel, mandatory self-isolation of personnel returning from travel and substitution of physical meetings with virtual meetings. To the extent employees have returned to our physical offices, the return to office is being done on a gradual basis to ensure social distancing can be maintained and additional protective measures have been implemented, such as protective barriers in high traffic areas and use of personal protective equipment.

We are continuously monitoring the developing situation, as well as our customers’ response thereto, and are making necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to our company.

Subsequent Events

Vessel Acquisitions and Deliveries

In July 2020, Seaspan announced an agreement to purchase two 13,000 TEU containerships for approximately $146.0 million. These vessels are secured on long-term charters with a leading global liner and are expected to be delivered in the third quarter of 2020.

Additional Financings

In July 2020, Seaspan completed the refinancing of its $150 million revolving credit facility, which was due to mature in August 2020. The new facility matures in July 2022 and can increase to a maximum capacity of $200 million, subject to additional commitments.

Dividends

On July 30, 2020, the Company paid quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $16.8 million to all shareholders of record on July 29, 2020.

On July 30, 2020, the Company paid a quarterly dividend of $0.125 per common share to all shareholders of record as of July 20, 2020.

Changes to Senior Management

In August 2020, Atlas appointed Karen Lawrie as General Counsel and Sarah Pybus as Compliance Officer. Ms. Lawrie was and continues to be General Counsel of Seaspan.

Three and Six Months Ended June 30, 2020 Compared with Three and Six Months Ended June 30, 2019

The following tables summarize Atlas’ consolidated financial results, as well as the segmental financial results, for the three and six months ended June 30, 2020 and 2019(1). The Company’s containership leasing business owns and operates a fleet of containerships that are chartered primarily pursuant to long-term, fixed-rate time charters. The Company’s mobile power generation business owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers through medium to long-term contracts.

Our consolidated financial results for the three and six months ended June 30, 2020 are summarized below:

Consolidated Financial Summary (in millions of US dollars, except earnings per share amount)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenue	$363.8	$275.4	$672.2	$560.7
Operating expense	67.0	55.9	126.8	113.6
Depreciation and amortization expense	88.5	63.4	160.7	125.9
General and administrative expense	19.8	6.9	30.2	15.7
Operating lease expense	38.2	38.8	76.7	78.0
Income related to modification of time charters	—	—	—	(227.0)
Operating earnings	150.3	110.4	277.8	454.5
Interest expense	50.8	58.0	100.4	118.2
Net earnings	82.7	40.0	134.6	325.3
Net earnings to common shareholders	66.0	21.8	101.1	288.9
Earnings per share, diluted	0.26	0.10	0.41	1.34
Cash from operating activities	158.7	369.9	289.4	499.2

(1)

For the three and six months ended June 30, 2019, our results were attributable to one segment only, containership leasing. Atlas acquired APR Energy on February 28, 2020. After the acquisition, another business segment was added.

Segmental Financial Summary (in millions of US dollars)	Three Months Ended June 30, 2020
	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$303.8	$60.0	$—	$363.8
Operating expense	56.7	10.3	—	67.0
Depreciation and amortization expense	72.7	15.8	—	88.5
General and administrative expense	6.4	10.3	3.1	19.8
Operating leases	37.2	1.0	—	38.2

Operating Results - Containership Leasing Segment

Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.

Total Ownership Days increased by 947 days and 1,582 days for the three and six months ended June 30, 2020, compared with the same period in 2019. The increase for three months ended June 30, 2020 was due to the delivery of eleven vessels between December 2019 and April 2020, which contributed 947 days. The increase for the six months ended June 30, 2020 was due to the delivery of eleven vessels between December 2019 and April 2020, which contributed 1,470 days, with the remainder due to the additional Leap Year day gained in February 2020.

Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for the three and six months ended June 30, 2020, and its comparative quarters:

	2018		2019				2020
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Vessel Utilization:
Time Charter Ownership Days(1)	9,844	9,844	9,630	9,737	9,844	9,791	9,646	10,047
Bareboat Ownership Days(1)	460	460	450	455	460	523	1,069	1,092
Total Ownership Days	10,304	10,304	10,080	10,192	10,304	10,314	10,715	11,139
Less Off-Hire Days:
Scheduled Dry Docking	(8)	(22)	(13)	(54)	(36)	(59)	(131)	(195)
Unscheduled Off-Hire(2)	(146)	(240)	(166)	(71)	(3)	(36)	(90)	(90)
Ownership Days On-Hire	10,150	10,042	9,901	10,067	10,265	10,219	10,494	10,854
Vessel Utilization	98.5%	97.5%	98.2%	98.8%	99.6%	99.1%	97.9%	97.4%

(1)	Ownership Days for time charters and bareboat charters exclude days prior to the initial charter hire date
(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization decreased for the three and six months ended June 30, 2020, compared with the same periods in 2019. The decrease was primarily due to an increase in the number of Scheduled Dry Docking days.

Operating Results – Mobile Power Generation

Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet. The primary driver of Average Megawatt Capacity is the increase or decrease in the number of power generating units in the power fleet. Average Megawatt On-Hire is the amount of capacity that is under contract and available to the customer for use. Power Fleet Utilization represents Average Megawatt On-Hire as a percentage of Average Megawatt Capacity.

For the quarter ended June 30, 2020, the Average Megawatt Capacity was 1,413MW, on a weighted average basis. During this period 68.4% of the power fleet were under contract.

The following table summarizes the Power Fleet Utilization, for the quarter ended June 30, 2020, and its comparative quarters:

	2018(1)		2019(1)				2020
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Power Fleet
Average Megawatt On-Hire(2)	1,332	1,413	1,203	1,180	1,300	1,075	934	966
Average Megawatt Capacity(3)	1,994	1,863	1,653	1,633	1,604	1,536	1,428	1,413
Power Fleet Utilization(4)	66.8%	75.8%	72.8%	72.3%	81.0%	70.0%	65.4%	68.4%

(1)	Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas.
(2)	Average Megawatt On-Hire is the amount of capacity that is under contract and available to the customer for use post COD.
(3)	Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet.
(4)	Power fleet utilization in comparative periods has been adjusted to reflect average utilization during the quarter.

Power Fleet Utilization increased for the quarter ended June 30, 2020, compared with the quarter ended March 31, 2020. The increase was primarily due to the mobilization of three peaking power plants in Mexicali, Baja California, Mexico, which commenced operations during the second and third quarters of 2020.

Financial Results Summary

Revenue

Revenue increased by 32.1% to $363.8 million and by 19.9% to $672.2 million for the three and six months ended June 30, 2020, respectively, compared with the same period in 2019. The increase in revenue was primarily due to the addition of power generation revenue resulting from the acquisition of APR Energy on February 28, 2020. The remainder of the increase was primarily due to revenue contribution from the delivery of eleven vessels between December 2019 and April 2020.

Operating Expense

Operating expense increased by 19.9% to $67.0 million and by 11.6% to $126.8 million for the three and six months ended June 30, 2020, respectively, compared with the same period in 2019. The increase was primarily due to expenses related to performance under contracts for the supply of power generation capacity, from the APR Energy acquisition. The remainder of the increase was primarily due to a larger Seaspan operating fleet.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 39.6% to $88.5 million and by 27.6% to $160.7 million for the three and six months ended June 30, 2020, respectively, compared with the same period in 2019. The increase was primarily due to the acquisition of mobile power generating equipment in the APR Energy acquisition. The remainder of the increase was primarily due to the delivery of eleven vessels between December 2019 and April 2020.

General and Administrative Expense

General and administrative expense increased by 187.0% to $19.8 million and by 92.4% to $30.2 million for the three and six months ended June 30, 2020, respectively, compared with the same period in 2019. The increase was primarily due to the inclusion of APR Energy general and administrative expenses.

Operating Lease Expense

Operating lease expense decreased by 1.5% to $38.2 million and by 1.7% to $76.7 million for the three and six months ended June 30, 2020, respectively, compared with the same period in 2019. The decrease was primarily due to a decrease in LIBOR.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	June 30,		Change
	2020	2019	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$852.3	$634.0	$218.3	34.4%
Term loan credit facilities	2,195.6	2,022.3	173.3	8.6%
7.125% senior unsecured notes due 2027	80.0	80.0	—	-
Fairfax Notes	600.0	500.0	100.0	20.0%
Debt discount and fair value adjustment	(141.1)	(160.9)	19.8	(12.3)%
Long-term obligations under other financing arrangements, excluding deferred financing fees	681.7	622.4	59.3	9.5%
Total borrowings	$4,268.5	$3,697.8	$570.7	15.4%

Interest expense decreased by $7.2 million to $50.8 million and by $17.8 million to $100.4 million to for the three and six months ended June 30, 2020, respectively, compared with the same period in 2019. The decrease is primarily due to a decrease in LIBO and the early repayments of long-term debt during 2019, partially offset by the issuance of the 2027 Fairfax Notes and the inclusion of APR Energy’s interest expense.

Loss on Derivative Instruments

The change in fair value of derivative instruments resulted in a loss of $7.0 million and $31.8 million for the three and six months ended June 30, 2020, respectively. The loss for this period was primarily due to a decrease in the LIBOR forward curve and the impact of swap settlements.

The fair value of our interest rate swaps and our Fairfax derivative put instruments are subject to change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $32.8 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $3.5 million.

The fair value of the Fairfax derivative put instruments at each reporting period is subject to changes in our company specific credit risk and the risk-free yield curve. In determining fair value, these factors are based on current information available to us. These factors are estimates and are expected to change through the life of the instrument, causing the fair value to fluctuate significantly due to the long-term nature of our derivative instruments.

Our fair value instruments, including interest rate swaps and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2019 Annual Report on Form 20-F for additional information.

Liquidity and Capital Resources

Liquidity

As of June 30, 2020, we have total liquidity of $382.9 million, consisting of $221.8 million of cash and cash equivalents and $161.1 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, lease payments, potential early redemption of our Fairfax Notes and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our 7.125% senior unsecured notes due 2027 and our 2027 Fairfax Notes, the potential future redemption of our preferred shares and payments on our other financing arrangements. Please read note 10 “Long-term debt”, note 12 “Other financing arrangements” and note 15 “Preferred shares and share capital” in our Interim Consolidated Financial Statements for additional information.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.

The following table summarizes our liquidity as of June 30, 2020:

(in millions of US dollars)	June 30,
	2020	2019
Cash and cash equivalents	$221.8	$592.4
Seaspan committed corporate revolving credit facilities	663.4	710.0
Seaspan committed portfolio financing facilities	300.0	200.0
APR Energy committed revolver credit facilities	50.0	—
Draws under committed revolving credit facilities	(852.3)	(634.0)
Total liquidity	$382.9	$868.4

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of assets. As at June 30, 2020, our credit facilities are secured by first-priority mortgages granted on 70 of our vessels and substantially all of our power generation assets, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.

As of June 30, 2020, we had $3.7 billion outstanding under our revolving credit facilities, term loan credit facilities, senior unsecured notes and the Fairfax Notes. In addition, there is $161.1 million available to be drawn under our revolving credit facilities. We primarily use our credit facilities to finance the construction and acquisition of assets.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 3.5% as of June 30, 2020.

Interest payments on our term loan credit facilities are based on LIBOR plus margins, which ranged between 0.4% and 4.3% as of June 30, 2020.  For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of June 30, 2020. One of our term loan credit facilities bears interest at a fixed rate of 7.7%.

We may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances, with the exception of one term loan credit facility, where the Company may prepay borrowings up to the third anniversary of the facility with penalties and thereafter without penalty. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our assets are conducted on an “orderly liquidation” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. We were in compliance with these covenants as at June 30, 2020.

Notes

Seaspan’s 2025 Notes, 2026 Notes and 2027 Fairfax Notes mature on February 14, 2025, January 15, 2026 and March 1, 2027, respectively. These notes bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears and are guaranteed by certain of our subsidiaries. In addition, we have pledged our ownership interest in certain subsidiaries as collateral for these notes. At any time on or after February 14, 2023, January 15, 2024 and January 15, 2025, we may elect to redeem all or any portion of the 2025 Notes, 2026 Notes and 2027 Fairfax Notes respectively. The redemption price will equal 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. Fairfax has the right to call for an early redemption on the anniversary date of each issuance, by providing notice between 150 and 120 days prior to the applicable anniversary date. In February 2020, Fairfax waived its right to call for early redemption of the outstanding 2025 Notes and 2026 Notes for their anniversary dates in 2021. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2022. The right to call for early redemption with respect to the 2027 Fairfax Notes commences for the anniversary date starting in 2022.

Our 7.125% senior unsecured notes due 2027 are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020.

In the event of certain changes in withholding taxes, at our option, we may redeem our 7.125% senior unsecured notes due 2027 and Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The indentures relating to the 2025 Notes and the 2026 Notes provide Fairfax with the right to designate (and Fairfax has so designated in the case of the Atlas board of directors) (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding.  The indenture relating to the 2027 Fairfax Notes provides Fairfax with the right to designate (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding.  Notwithstanding the foregoing, in no event shall the rights under the indentures governing the Fairfax Notes allow Fairfax to designate more than two members to the Atlas board of directors and one member to the Seaspan board of directors if the thresholds described in clause (i) of the preceding sentences is reached, or to designate more than one member to the Atlas board of directors if the thresholds described in clause (ii) of the preceding sentences is reached.

Other Financing Arrangements

Seaspan enters into financing arrangements consisting of financing sale-leaseback with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. Seaspan uses these arrangements to finance the construction and acquisition of vessels.

As of June 30, 2020, Seaspan has nine vessels under these financing arrangements. As of June 30, 2020, these arrangements provided for borrowings of approximately $681.7 million. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. Seaspan is also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter acceptable to the lessors within a required period of time). If Seaspan defaults under these financing arrangements, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under these arrangements.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2019 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in millions of US dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net cash flows from operating activities	$158.7	$369.9	$289.4	$499.2
Net cash flows used in investing activities	(221.6)	(16.8)	(460.6)	(26.8)
Net cash flows from (used in) financing activities	51.9	(385.5)	235.4	(235.9)

Operating Cash Flows

Net cash flows from operating activities were $158.7 million and $289.4 million for the three and six months ended June 30, 2020, respectively, a decrease of $211.2 million and $209.8 million, respectively, compared to the same period in 2019. The decrease in net cash flows from operating activities for the three and six months ended June 30, 2020 was primarily due to $227.0 million cash received in relation to the modification of time charters in April 2019. The decrease is partially offset by cash generated from the operation of five additional vessels delivered between January and April 2020. For further discussion of changes in revenue and expenses, please read “Quarter Ended June 30, 2020 Compared with Quarter Ended June 30, 2019 – Financial Results Summary”.

Investing Cash Flows

Net cash flows used in investing activities were $221.6 million and $460.6 million for the three and six months ended June 30, 2020, respectively, an increase of $204.8 million and $433.8 million, respectively, compared to the same period in 2019. The increase in cash used in investing activities for the three and six months ended June 30, 2020 was primarily due to the purchase of five additional vessels between January and April 2020.

Financing Cash Flows

Net cash flows from financing activities were $51.9 million and $235.4 million for the three and six months ended June 30, 2020, respectively, an increase of $437.4 million and $471.3 million, respectively, compared to the same period in 2019. The increase was primarily due to lower repayments relative to draws on credit facilities of $251.0 million and $185.0 million respectively during the three and six months ended June 30, 2020. The remainder of the increase was primarily due to draws under committed portfolio financing facilities and other financing arrangements relating to four new vessels delivered between March and April 2020, partially offset by lower financing received from Fairfax Notes and warrants in 2020, compared to 2019.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our containership fleet is approximately seven years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the three and six months ended June 30, 2020, we completed thirteen and eighteen dry-dockings, respectively. For the remainder of 2020, we expect seven additional vessels to complete regularly scheduled dry docking.

The average age of the diesel generators and gas turbines in our power fleet is approximately ten years. Capital expenditures for these assets primarily relate to mobilization and decommissioning requirements included in substantially all lease contracts. Since the acquisition date of APR Energy on February 28, 2020 until June 30, 2020, we have mobilized and decommissioned one and two sites, respectively. For the remainder of 2020, we expect to mobilize and decommission three and three sites, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

(1)	the remaining lives of our property plant and equipment;

(2)	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)	future contract rates for our assets after the end of their existing leases agreements;
(4)	our future operating and interest costs;
(5)	future operating and financing costs;
(6)	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(7)	capital expenditures to comply with environmental regulations and asset retirement obligations; and
(8)	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in our 2019 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid and accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Dividends on Common shares
Declared, per share	$0.1250	$0.1250	$0.3750	$0.2500
Paid in cash	30,842	26,640	57,717	48,459
Reinvested in common shares through a dividend reinvestment plan	41	304	136	607
Accrued	30,849	—	30,849	—
	$61,732	$26,944	$88,702	$49,066
Dividends on preferred shares (paid in cash)
Series D	$2,531	$3,486	$5,062	$6,973
Series E	$2,793	$2,793	$5,586	$5,585
Series G	$3,998	$3,998	$7,996	$7,996
Series H	$4,442	$4,442	$8,884	$8,884
Series I	$3,000	$3,000	$6,000	$6,000

On June 29, 2020, the board of directors declared the cash dividends on our common and preferred shares as indicated above under “Significant Developments During the Quarter”.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2019 Annual Report.

Recently adopted accounting policies

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2,293,000 was made to deficit as part of the modified retrospective transition approach. The adoption of ASU 2016-13 was not considered material to our unaudited interim consolidated financial statements.

Costs incurred to mobilize and install power-generating equipment pursuant to a contract for the provision of power-generation services are recorded in property, plant and equipment and are depreciated on a straight-line basis over the non-cancellable lease term to which the power-generating equipment relates.

A summary of the useful lives used for calculating depreciation and amortization are as follows:

Turbines	25 years
Generators	15 years
Transformers	15 years

The Company accounts for income taxes using the asset and liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of operations

Recent accounting pronouncements

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under its relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU.

Comparative information

Certain prior periods’ information has been reclassified to conform with current financial statement preparation.

Off-Balance Sheet Arrangements

At June 30, 2020, we do not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2020, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Report in the section titled “Risk Factors.”

These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and capital allocation plans, and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels and power generation assets, including the timing and amount of potential impairments;
•	the future valuation of our vessels, power generation assets and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and expenses related to performance under our contracts for the supply of power of power generation capacity, and general and administrative expenses;

•	our expectations about the availability of vessels to purchase and the useful lives of our vessels;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters and leases of our power generation assets with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;

•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•

any economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on the demand for the services of our containerships or mobile power solutions or on our customers’ ability to charter our vessels, lease our power generation assets and pay for our services;

•	the length and severity of the recent novel coronavirus (COVID-19) outbreak and its impact in the container shipping industry;
•	a major customer experiencing financial distress, particularly related to the COVID-19 pandemic;
•	disruptions in global credit and financial markets as the result of the COVID-19 pandemic
•	the values of our vessels, power generation assets and other factors or events that trigger impairment assessments or results;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation;
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2019 Annual Report on Form 20-F and the Risk Factor Update in this Report on Form 6-K for the quarter ended June 30, 2020.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2020, our variable-rate credit facilities totaled $2.9 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of 1.0 billion. These interest rate swaps have a fair value of $73.0 million in the counterparties’ favor.

The tables below provide information about our financial instruments at June 30, 2020 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read note 9 to 11 to our consolidated financial statements included in our 2019 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2020	2021	2022	2023	2024	Thereafter
Credit Facilities(1)	$128.9	$324.0	$567.3	$471.4	$1,114.0	$296.1
Vessel Operating Leases(2)	78.6	157.0	150.2	149.7	151.6	353.3
Sale-Leaseback Facilities(3)	23.6	47.1	47.1	47.1	47.1	469.7

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates.
(3)

Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

As of June 30, 2020, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of June 30, 2020 (in millions of US dollars)	Maximum Notional Amount(1) (in millions of US dollars)	Effective Date	Ending Date
5.4200%	$318.0	$318.0	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
0.7800%	125.0	125.0	March 23, 2020	March 23, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
5.6000%	100.8	100.8	June 23, 2010	December 23, 2021	(2)
1.4900%	30.7	30.7	February 4, 2020	December 30, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of June 30, 2020, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of June 30, 2020. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

Our financial and operating performance may be adversely affected by the recent outbreak of the COVID-19 virus.

The recent outbreak of the COVID-19 virus has negatively impacted, and may continue to negatively impact, global economic activity and, in particular, global transport and supply chains. This is leading to material uncertainties and lack of visibility related to the global demand for container transport and mobile power generation services, which has in turn introduced uncertainty into our operational and financial activities.

In our containership business, we may be unable to re-charter our vessels or we may find employment at lower rates or for shorter periods of time. The duration of scheduled repairs could exceed the previously expected periods, causing our vessels to remain off hire for longer periods than planned. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 related disruptions may lead to the termination of charters leaving our vessels without employment.  It is also possible that our customers may be materially impacted by the effects of the COVID-19 virus outbreak and therefore may default on their charters or seek to restructure the terms of their charters (which, however, are legally binding). If the outbreak persists or if it is contained only to be followed by successive flare-ups, demand for containership services may be reduced further. This could decrease the price and number of our time charters in the future and may result in some of our vessels remaining idle for any length of time thus materially and adversely affecting our results of operations, financial condition and cash flows.

In our APR Energy business, delays due to restrictions on travel in transporting our turbines and balance of plant equipment, as well as our personnel, to project sites may result in our incurring additional costs to ensure we meet the contractual deadlines. In addition, COVID-19 has impacted new growth opportunities due to delays in procurement processes and a general reduction in demand for power in certain markets. It is possible that, due to COVID-19’s global economic and market impacts, that APR Energy will be unable to secure employment for its idle turbines. These developments could materially and adversely affect our results of operations, financial condition and cash flows.

While the global market downturn, closures and limitations on movement are expected to be temporary, the duration of the disruption to global transport and supply chains, and related financial impacts, cannot be estimated at this time. This uncertainty could have an impact in future periods on certain estimates used in the preparation of our quarterly financial results (including for the second quarter of 2020) and forward-looking guidance.  Should the closures and limitation on movement continue for an extended period of time or worsen, the impact on demand for our services could have a material adverse effect on our results of operations, financial condition and cash flows.

Financial distress, particularly related to the COVID-19 pandemic, or a change-in-control of one of our containership customers could have a material adverse impact on our results of operations, financial condition and cash flows.

We derive a substantial portion of our revenue from a limited number of major container liner companies which have been an integral part of our positive business results for several years. If one of our large container liner customers experiences financial distress due to the COVID-19 pandemic, bankruptcy or a change-in-control, such circumstance could likely lead to significant reductions in our revenues, commercial disputes, receivable collection issues, and other negative consequences that could have a material adverse impact on our results of operations, financial condition and cash flows.

The COVID-19 pandemic has created disruptions and turmoil in global credit and financial markets and the ongoing impacts could have a material adverse effect on our results of operations, financial condition and cash flows.

The COVID-19 pandemic has also caused, and is likely to continue to cause disruptions and turmoil in the global credit and financial markets. The volatility in the global capital markets could make it more difficult and costly for us to access capital on favorable terms to meet our liquidity needs or refinance debt obligations that are maturing thus materially affecting our financial position. The disruptions to the global credit and financial markets could also have material negative impacts on business operations and financial positions of our customers and suppliers, which may negatively impact our bookings, revenues and supply chain. If the impact of the COVID-19 pandemic on global credit financial markets continues, or worsens, it could negatively impact our business, along with the financial condition of our customers and suppliers, and it could have a material adverse impact on our results of operations, financial condition and cash flows.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

As consideration for the acquisition of the shares of APR Energy, on February 28, 2020, Atlas issued 29,891,266 common shares to the Sellers (including 22,643,659 common shares issued to Fairfax and its affiliated entities) and reserved 6,664,270 common shares for future issuance (the “Holdback Shares”). The amount of Holdback Shares to be issued to the Sellers will be determined upon settlement of certain purchase price adjustments related to net debt and working capital and certain specified indemnification obligations over a period of between 90 days to five years after the date of acquisition. The acquisition agreement provides for specific settlement methods requiring cancellation of Holdback Shares or allowing the Sellers the option to settle obligations to Atlas in cash. For certain of these arrangements, if the Holdback Shares are insufficient, Fairfax, individually or together with the other Sellers may be required to compensate the Company in cash or return previously issued common shares. Fairfax may also be required to make certain other indemnifications, in cash. Any Holdback Shares that are not cancelled after the expiry of their respective assigned periods, will be issued to the Sellers, plus any accrued distributions or dividends. On the closing date of the acquisition, Atlas further issued 775,139 common shares to Fairfax to settle APR Energy’s indebtedness to it at closing.

The 29,891,266 common shares issued to the Sellers as consideration for the shares of APR Energy and the 775,139 common shares issued to Fairfax to settle APR Energy’s indebtedness were issued pursuant to the private placement exemption under Section 4(a)(2) of the Securities Act of 1933, as amended, and in offshore transactions pursuant to Regulation S thereunder.

Upon the closing of the APR Energy acquisition, Atlas entered into a registration rights agreement (the “Registration Rights Agreement”) with the Sellers. The Registration Rights Agreement provide that on or prior to 75 days after the completion of the acquisition, Atlas will file a registration statement covering the resale of the Atlas common shares issued or issuable to the Sellers pursuant to the APR Energy acquisition agreement (the “Registrable Securities”). The Registration Rights Agreement further provides the Sellers with the right to demand that Atlas register the Registrable Securities in an underwritten offering, as well as the right to include the Registrable Securities in any underwritten offering of Atlas common shares initiated by Atlas or any other shareholder, subject to customary exceptions and limitations.

On May 11, 2020, Atlas filed a registration statement on Form F-3 registering for resale the Registrable Securities, which became effective on the date of filing.

Atlas will not receive any proceeds from the resale of any of the Registrable Securities by the Sellers.

Item 3 — Defaults Upon Senior Securities

Not Applicable.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

On August 7, 2020, we adopted a new Standards of Business Conduct Policy for all employees and directors, which replaces our prior Code of Business Conduct & Ethics.  This document is available under “Corporate Governance” in the Investor Relations section of our website (www.atlascorporation.com). We intend to disclose any waivers to or amendments of our Standards of Business Conduct Policy for the benefit of our directors and executive officers on our website.  We will provide a hard copy of our Standards of Business Conduct Policy free of charge upon written request of a shareholder.  Please contact our Chief Financial Officer for any such request at 23 Berkeley Square, London, Fax Line: +44 843 320 5270.

Item 6 — Exhibits

The following exhibit is filed as part of this Report:

Exhibit Number	Description

10.1

Agreement and Amendment No. 2 to Acquisition Agreement, dated June 30, 2020, by and among Apple Bidco Limited, Atlas Corp., each shareholder listed on the signature pages thereto, and Fairfax Financial Holdings Limited, in its capacity as the Seller Representative.